02037548

RECD S.E.C.

MAY 28 2002

1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

P.E. 5-1-02

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _√_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

serono

Media Release

FOR IMMEDIATE RELEASE

Serono announces outcome of three clinical studies

Geneva, Switzerland and Rockland , MA, May 28, 2002 – Serono S.A. (virt-x: SEO and NYSE: SRA) today announced the outcome of three randomized, double-blind, placebo-controlled clinical trials.

Positive results of Serostim® in HARS

A study of Serostim® [somatropin (rDNA origin) for injection] in 228 patients with HIV-Associated **A**dipose **R**edistribution **S**yndrome (HARS) shows positive results. HARS is characterized by a pathological accumulation of adipose tissue, which may be present with or without fat depletion and/or metabolic complications. The outcome of the STARS study (**S**erostim® for **T**reatment of **A**dipose **R**edistribution **S**yndrome) was positive for a number of parameters including reduction of abnormal visceral adipose tissue after 12 weeks of treatment. Serono is working with the U.S. Food and Drug Administration (FDA) to finalize plans for the continued development of this program.

Post-approval study of Serostim® in AIDS wasting confirms treatment benefits

A confirmatory study of Serostim® [somatropin (rDNA origin) for injection] for the treatment of HIV-associated wasting was undertaken as part of the post-approval commitments following Serostim®'s accelerated approval by the FDA in 1996. The outcome of this study in over 750 patients is confirmatory for improved exercise performance and increased lean body mass. The data will be filed with the FDA in the second half of 2002.

Development of IFN-beta-1a in rheumatoid arthritis discontinued

In a Phase 2 study in patients with active rheumatoid arthritis who do not respond adequately to methotrexate, the efficacy of methotrexate was compared with the combination of IFN-beta-1a and methotrexate. Concomitant corticosteroid treatment was required in the majority of patients and was similar in each study arm. The outcome of the study suggested that IFN-beta-1a did not provide additional benefit over methotrexate. The clinical development of IFN-beta-1a for the treatment of rheumatoid arthritis is therefore being discontinued.

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Background Information

About Serostim®

Serostim® [somatropin (rDNA origin) for injection] is the only growth hormone approved by the U.S. Food and Drug Administration (FDA) for the treatment of AIDS wasting or cachexia. Serostim® received FDA accelerated approval in 1996 based upon the analysis of improvements in body weight, lean body mass, and physical performance in clinical studies up to 12 weeks in duration. Serostim® is now on the market in 12 countries. Sales of Serostim® were $125.3m in 2001.

Serostim®, when taken as prescribed over 12 weeks, is generally well tolerated. The most common adverse reactions to Serostim® are increased tissue turgor (generally swelling of hands and feet) and musculoskeletal discomfort (pain, swelling or stiffness). Generally mild to moderate in severity, these symptoms usually resolve spontaneously with continued treatment or are effectively managed with analgesic therapy or after reducing the weekly dose. Serostim® must be used in conjunction with antiretroviral therapy. Elevations in mean blood glucose levels can also occur. Patients with other risk factors for glucose intolerance should be monitored closely. Full prescribing information for Serostim® is available at www.aidswasting.com.

About HARS (HIV-Associated Adipose Redistribution Syndrome)

HARS is characterized by a pathological accumulation of adipose tissue, which may be present with or without fat depletion and/or metabolic abnormalities such as elevated cholesterol levels and increased insulin resistance. HARS may be considered a sub-type of HIV-associated lipodystrophy syndrome in which patients accumulate excess visceral adipose tissue in the abdomen or may develop a pad of fat on the upper back commonly known as a "buffalo hump."

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21, 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:

Media Relations:
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Investor Relations:
Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Noonan/Russo Communications:
Tel: +44-207 726 4452
Fax: +44-207 726 4453
www.noonanrusso.com

Serono,Inc., Rockland, MA
Media Relations:
Tel. +1 781 681 2340
Fax: +1 781 6812935
www.seronousa.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

May 28, 2002

By: ______________________
Name: Jacques Theurillat
Title: Chief Financial Officer